UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-257968 and 333-265902) and Form F-3 (File No. 333-259318), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

PainReform Ltd. (the “Company”) is announcing the market effective date of a reverse share split of the Company’s ordinary shares at the ratio of 1-for-10, such that each ten (10) ordinary shares, par value NIS 0.03 per share, shall be consolidated into one (1) ordinary share, par value NIS 0.30. The first date when the Company’s ordinary shares will begin trading on the Nasdaq Capital Market after implementation of the reverse split will be Monday, July 3, 2023.

Following the implementation of the reverse split, the Company’s authorized share capital shall be comprised of 5 million ordinary shares, par value NIS 0.30 per share, and approximately 1 million ordinary shares shall be issued and outstanding.

No fractional ordinary shares will be issued as a result of the reverse split. All fractional ordinary shares will be rounded up to the nearest whole ordinary share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options and warrants entitling the holders to purchase ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2023	PAINREFORM LTD.

	By:	/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer